EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-00000) of Barrier Therapeutics, Inc. for the registration of up to $75,000,000 of its common stock and to the incorporation by reference therein of our reports dated March 9, 2006, with respect to the consolidated financial statements of Barrier Therapeutics, Inc., Barrier Therapeutics, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Barrier Therapeutics, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ ERNST & YOUNG LLP
MetroPark, New Jersey
May 17, 2006